July 25, 2014

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Mara L. Ransom

Re:	Mediabistro Inc. Item 4.01 Form 8-K Filed on June 12, 2014 File No. 001-35998

Ladies and Gentlemen:

We write this letter on behalf of our client Mediabistro Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated June 17, 2014. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Item 4.01 Form 8-K, Filed June 12, 2014

1.	We note your statement in paragraph (a) that during the years ended December 31, 2013 and 2012 and through June 4, 2014, there have been no disagreements with Rothstein Kass. We also note your disclosure that Rothstein Kass notified your Board of Directors on June 11, 2014 of its decision to resign as your independent registered public accounting firm effective June 30, 2014, due to its pending acquisition by KPMG. It appears your disclosure should be revised to state whether there were any disagreements with your former accountant during the years ended December 31, 2013 and 2012 and through June 11, 2014, the date Rothstein Kass notified you of their resignation.

Mediabistro acknowledges the Staff’s comment and has filed on or about the date hereof Amendment No. 1 on Form 8-K/A (the “Amendment”) to state that there have been no disagreements with Rothstein Kass through June 11, 2014.

Division of Corporation Finance

July 25, 2014

2.	We note your disclosure in paragraph (a) that during the years ended December 31, 2013 and 2012 and through June 4, 2014 there have been no reportable events. Please revise your disclosure to state whether there have been any reportable events (as defined in Item 304(a)(l)(v) of Regulation S-K) during the two most recent fiscal years and through June 11, 2014, the date Rothstein Kass notified you of their resignation.

Mediabistro acknowledges the Staff’s comment and has stated in the Amendment that there have been no reportable events through June 11, 2014.

3.	Please file an updated Exhibit 16 letter with your amended Form 8-K.

Mediabistro acknowledges the Staff’s comment and has filed as Exhibit 16.1 to the Amendment an updated letter from Rothstein Kass.

Mediabistro respectfully submits that the foregoing discussion is appropriately responsive to the comments of the Staff. In addition, please see the requested Tandy representations from Mediabistro attached hereto.

If the Staff has any further comments, please direct them to the undersigned at your earliest convenience. Thank you.

Sincerely,

/s/ David P. Creekman

David P. Creekman

cc:       Alan M. Meckler